1847 HOLDINGS LLC

590 Madison Avenue, 21st Floor

New York, NY 10022

February 5, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Scott Anderegg

Re:	1847 Holdings LLC Registration Statement on Form S-1 Filed January 23, 2020 File No. 333-236041

Gentlemen:

We hereby submit the responses of 1847 Holdings LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 4, 2020, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form S-1 filed January 23, 2020

Cover Page

1.	We note that your shares are quoted on the OTC Pink marketplace. Please note that an at-the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink marketplace. Please revise your prospectus to set a fixed price at which the selling shareholders will offer and sell their shares until your shares are quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a national securities exchange. Please make the appropriate revisions on the front cover page of the prospectus and plan of distribution section.

Response: We have revised our prospectus to set a fixed price at which the selling shareholders will offer and sell their shares until our shares are quoted on the OTCQX, the OTCQB or listed on a national securities exchange.

Description of Securities

Agreement to be Bound by our Operating Agreement; Power of Attorney, page 111

2.	We note the waiver to trial by jury in Section 15.14 of your Second Amended and Restated Operating Agreement. Please include a description of this provision in your prospectus and disclose whether the provision extends to U.S. federal securities law claims. If the jury trial waiver provision does apply to claims under the federal securities laws, please revise your disclosure to state that by agreeing to the provision, investors will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations promulgated thereunder. Finally, please provide additional risk factor disclosure related to the enforceability of the jury trial waiver provision, as applicable.

Response: We have revised our prospectus to disclose the jury trial waiver provision and to discuss the enforceability of such provision under U.S. federal securities laws. In accordance with the Staff’s comment, we have included a statement that this provision will not serve as a waiver by shareholders or by us of compliance with the federal securities laws and the rules and regulations promulgated thereunder. Finally, we have added a risk factor to address the enforceability of the jury trial waiver provision.

U.S. Securities and Exchange Commission

February 5, 2020

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 417-9800 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

1847 Holdings LLC

By:	/s/ Ellery W. Roberts
Ellery W. Roberts
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.